Thomas E. Puzzo
                                                              tpuzzo@ottolaw.com
                                               Direct Telephone:  (206) 838-9738


                               September 13, 2005


VIA FACSIMILE - (202) 772-9209 AND
OVERNIGHT DELIVERY

Amanda McManus, Esq.
Attorney-Advisor
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 4561

         Re:   Dtomi, Inc.
               File No. 0-27277
               Preliminary Information Statement on Form 14C
               Filed on August 24, 2005

Dear Ms. McManus:

      Enclosed please find three copies, and three redlined copies, of Amendment No. 2 to the referenced registrant's Quarterly Report on Form 10-QSB, submitted pursuant to the staff's oral comment of September 8, 2005, transmitted by telephone from the staff to Thomas Puzzo, of this firm, regarding disclosure of whether David M Otto performed the functions of chief financial officer during the period covered by the Form 10-QSB. Also enclosed are three copies this letter. Please note that the page references below refer to the numbers in the footer on the right-hand side of the redlined Amendment No. 2 to the Form 10-QSB.

      With a view to limiting the registrant's use of the staff's resources, the facsimile version of this correspondence does not contain any pages to the unmarked version the Amendment No. 2 to the 10-QSB or the complete version of the redlined version of the Amendment No. 2 to the 10-QSB. The facsimile version of this correspondence contains only this letter and those pages of the Amendment No. 2 to the Form 10-QSB where amendments have been made to the text of the Amendment No. 1 to the Form 10-QSB filed on September 9, 2005.

      Today, September 13, 2005, the registrant received via e-mail from the staff a Submission Notification stating that the Amendment No. 2 to the registrant's Form 10-QSB for the period ended June 30, 2005, was accepted for filing on EDGAR on September 13, 2005, with a filing date of September 13, 2005.

Amanda McManus, Esq.
September 13, 2005
Page 2 of 2


      Our client has complied with the staff's oral comment of September 12, 2005, by adding the words "and chief financial officer" to page 14 of the redlined Amendment No. 2 to the Form 10-QSB.

      We hope that this response satisfy the staff's comments.

      Please contact the undersigned if you have further questions.


                                        Very truly yours,

                                        THE OTTO LAW GROUP, PLLC

                                        /s/ Thomas E. Puzzo

                                        Thomas E. Puzzo

Enclosures